Annual General Meeting of Shareholders
May 12, 2011

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Resolution	Outcome of Vote	Votes For	Votes Withheld	Votes Against
1. An ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors for the Corporation for the ensuing year and to authorize the directors of the Corporation, to fix KPMG LLP’s remuneration in that capacity:	Carried	99.11%	0.89%
2. An ordinary resolution fixing the number of directors of the Corporation to be elected for the ensuing year at seven:	Carried	98.61%		1.39%
3. An ordinary resolution electing the directors for the ensuing year:	Carried	80.13%	19.87%

Per:
“signed” Wendell Chapman
Wendell Chapman
Senior Vice President Finance and Chief Financial Officer